# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BlackRock Direct Lending Corp., CIK 0001834543
CUSIP: 000000000
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2951 28TH STREET, SUITE 1000, SANTA MONICA, California (CA), 90405
Date of event which requires filing of this statement: 06/20/2025
Filed by CIK 0001835851
Persons authorized to receive notices and communications: Ricardo Davidovich, Esq., Haynes and Boone, LLP, 30 Rockefeller Plaza, 26th Floor, New York, New York (NY), 10112, (212) 835-4837

## Reporting persons
- The Public Institution for Social Security (CIK 0001835851): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Kuwait (M6); source of funds: working capital (WC); sole voting power 29,076,852.1; shared voting power 0; sole dispositive power 29,076,852.1; shared dispositive power 0; aggregate amount beneficially owned 29,076,852.1 (99.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: BlackRock Direct Lending Corp.
Address of issuer's principal executive offices: 2951 28TH STREET, SUITE 1000, SANTA MONICA, California (CA), 90405

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

"Pursuant to the Subscription Agreement and a capital contribution notice delivered by the Issuer with respect thereto, on June 20, 2025, the Reporting Person purchased 2,084,925.0616 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $19,982,217.85. The source of the funds for the purchase of shares of Common Stock was investment capital of the Reporting Person."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

"The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. With respect to Item 13, this number is based upon 29,173,774.94 shares of Common Stock outstanding as of June 20, 2025, as disclosed by the Issuer to the Reporting Person in connection with the issuance of additional shares of Common Stock.

The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

(b) "Number of shares as to which the Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety as follows: "Other than as set forth in this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days or since the most recent filing of Schedule 13D, whichever is less."
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- The Public Institution for Social Security: /s/ Ricardo Davidovich, Ricardo Davidovich (06/24/2025)